Exhibit 4.1

Letter Agreement Regarding Issuance of OP Units dated September 26, 2013 between Hallmark Student Housing Lexington, LLC, on one hand, and ACC OP (Lexington) LLC and American Campus Communities Operating Partnership, L.P., on the other hand.

September 26, 2013

ACC OP (Lexington) LLC
12700 Hill Country Boulevard, Suite T-200
Austin, TX 78738
Attention: William Talbot

American Campus Communities Operating Partnership LP
12700 Hill Country Boulevard, Suite T-200
Austin, TX 78738
Attention: William Talbot

Gentlemen:

Please refer to the Purchase and Contribution Agreement (the "Agreement") dated July 19, 2012 between Hallmark Student Housing Lexington, LLC, an Ohio limited liability company, as Seller, and ACC OP (Lexington) LLC, a Delaware limited liability company, as successor in interest to ACC OP Acquisitions LLC, a Delaware limited liability company, as Purchaser.
Unless otherwise noted, capitalized terms used in this letter shall have the same meanings as set out in the Agreement.
The following matters are hereby confirmed by the Seller, Purchaser and Purchaser Guarantor:
1.    Pursuant to Section 4.2.B. of the Agreement, Seller has elected to receive Unit Consideration in lieu of cash in an amount equal to $3,451,486.06 (representing 97,143 Common Units), which amount will be credited against the Purchase Price. Seller hereby directs that the Common Units representing the Unit Consideration be issued to HSH Lexington Holdings, LLC, an Ohio limited liability company and the sole member of Seller ("HSH"). Purchaser and Purchaser Guarantor waive the notice required by Section 4.2.B. of the Agreement in order to receive the Unit Consideration described above.
2.    Purchaser Guarantor acknowledges and agrees that the following shall apply with respect to the Common Units to be received under paragraph 1 above:
(i) Purchaser Guarantor will use the "traditional method: of making Section 704(c) allocations under the Internal Revenue Code with respect to the Property;

(ii) Purchaser Guarantor will pay or cause to be paid all the costs of registering for resale the Common Stock issued or to be issued to HSH or its assignee upon the redemption of the Common Units as provided in Section 4.2.B of the Agreement; and
(iii) Upon written request of HSH, Purchaser Guarantor acknowledges that it will consent to the Common Units being assigned by HSH to its members in such percentages and names as may be specified by HSH in the written notice and without any cost to HSH or the assignees of the Common Units, so long as such assignee executes and delivers to Purchaser Guarantor (1) a certification that it is an "accredited investor" as defined in Rule 501 of the General Rules and Regulations promulgated under the Securities Act of 1933 and (2) a joinder to the limited partnership agreement of Purchaser Guarantor, in each case substantially in the form executed and delivered by HSH to Purchaser Guarantor on or about the date hereof.

Please acknowledge your approval of the foregoing items by countersigning this letter in the space provided below and delivery to the undersigned of an original of this letter or email of an electronic copy of this letter that will be subject to the provisions of the last sentence of Section 10.4 of the Agreement.
Very truly yours,

HALLMARK STUDENT HOUSING
LEXINGTON, LLC,
an Ohio limited liability company

By: /s/ Richard H. Kirk
Richard H. Kirk, President

ACCEPTED AND APPROVED:

ACC OP (LEXINGTON) LLC,
a Delaware limited liability company

By:    Jonathan A. Graf
Name: Jonathan A. Graf
Title: Vice President

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP LP

By: American Campus Communities Holdings, LLC,
    a Maryland limited liability company, General Partner

By:    Jonathan A. Graf
Name: Jonathan A. Graf
Title: Executive Vice President